SEC FILE NUMBER
001-32434

CUSIP NUMBER
58734P105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR

For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — Registrant Information
Mercantile Bancorp, Inc.

Full Name of Registrant:
n/a

Former Name if Applicable:

200 North 33rd Street

Address of Principal Executive Office (Street and Number)
Quincy, Illinois 62301

City, State and Zip Code
PART II — Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
The registrant hereby represents that:

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — Narrative
State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.
Mercantile Bancorp, Inc. (the “Company”) could not file its Third Quarter 2009 Form 10-Q for the period ending September 30, 2009 within the prescribed time period without unreasonable effort or expense due to unanticipated delays in gathering information that may impact disclosures in this report. The Company plans to file the Third Quarter 2009 Form 10-Q for the period ending September 30, 2009 within five or fewer calendar days.

PART IV — Other Information
(1)	Name and telephone number of person to contact in regard to this notification

Ted T. Awerkamp	217	223-7300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

Registrant anticipates the consolidated statements of operations included in its Quarterly Report will show an unaudited net loss of $1.4 million or $(0.16) per share for the quarter ended September 30, 2009, compared with a net loss of $1.7 million or $(0.19) per share for the third quarter of 2008. Registrant anticipates that total assets were $1.69 billion at September 30, 2009, compared with $1.75 billion at September 30, 2008, and $1.77 billion at year-end 2008. Registrant anticipates that total loans were $1.28 billion at September 30, 2009, a decrease of 1.1% compared with $1.29 billion at September 30, 2008. Total deposits stood at $1.43 at September 30, 2009, a decrease of 1.2% over total deposits of $1.44 billion at September 30, 2008.

Registrant anticipates the consolidated statements to reflect third quarter 2009 net interest income of $11.6 million, slightly below $11.7 million in prior year’s third quarter, provision for loan losses in third quarter 2009 of $5.6 million, an increase of $1.1 million over third quarter 2008, and total noninterest income to increase to $3.3 million in the third quarter of 2009, compared with $3.1 million in the prior year’s quarter.

Registrant anticipates the consolidated statements to show total third quarter 2009 noninterest expense of $13.3 million, a decrease of $4.3 million from $17.6 million in third quarter 2008. Registrant anticipates third quarter 2008 results to include a $4.0 million loss on securities, related to subordinated debentures issued by Integrity Bank of Alpaharetta, Georgia, which was closed by the FDIC in 2008.

Registrant anticipates the consolidated statements to state that for the nine months ended September 30, 2009, the Company had a net loss of $54.3 million or $(6.24) per share compared with a net loss of $2.1 million or $(0.24) per share in the first nine months of 2008. Net interest income for the nine months ended September 30, 2009 is expected to be $32.7 million, nearly identical to the same period in 2008, while provision for loan losses increased $7.7 million in the nine months ended September 30, 2009 to $18.7 million, compared to $11.1 million in the same period in 2008. Registrant anticipates noninterest income for the nine months ended September 30, 2009 to be $10.3 million, a decrease of $443,000 compared with $10.7 million in the same period in 2008, which included a $943,000 gain on sale of an equity investment. Noninterest expense is expected to increase $46.4 million, to $88.0 million in the first nine months of 2009, compared to $41.6 million in the same period in 2008, due primarily to the 2009 goodwill impairment charge of $44.6 million.
Registrant anticipates the consolidated statements to show net interest margin for the nine months ended September 30, 2009 was 2.70% compared with 2.92% a year ago; however, net interest margin for third quarter 2009 to have improved to 2.89% over 2.69% in second quarter 2009. The additional loan loss provisions in 2009 is expected to increase the allowance for loan losses as a percentage of total loans to 2.14% at September 30, 2009, compared with 1.46% at September 30, 2008.

* * *
Mercantile Bancorp, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 9, 2009	By:	/s/ Ted T. Awerkamp

Name: Ted T. Awerkamp
Title: President & CEO